PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

30 November 2009

NOTICE TO READER:

PowerNova Technologies Corporation Financial Statement at 30 November 2009 have not been reviewed by our Auditors, James Stafford, Chartered Accountants

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at 30 November 2009	As at 31 May 2009
	$	$

Assets

Current
Cash and cash equivalents	22	91
Amounts receivable	1,388	784

	1,410	875

Property, plant and equipment (Note 4)	505	571

	1,916	1,446

Liabilities

Current
Accounts payable and accrued liabilities (Notes 5 and 10)	214,172	207,977
Due to related parties (Note 6)	140,919	201,492

	355,090	409,469
Shareholders’ deficiency
Capital stock (Note 8)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
30 November 2009 – 43,754,043 common shares	5,658,493
31 May 2009 – 40,965,175 common shares		5,591,315
Contributed surplus (Note 8)	689,563	677,562
Warrants (Note 8)	66,934	66,934
Share subscriptions received in advance (Note 8)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,368,654)	(2,344,324)

	(348,174)	(408,023)

	1,916	1,446

Nature and Continuance of Operations (Note 1), Commitments (Note 11) and

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 13)

On behalf of the Board:

/s/ Stuart Lew

Director

/s/ Chris Tay

Director

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

(1)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Loss, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 30 November 2009	For the three month period ended 30 November 2009	For the three month period ended 30 November 2008	For the six month period ended 30 November 2009	For the six month period ended 30 November 2008
	$	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,373,625	6,993	17,622	24,330	32,024

Net loss before other item	(2,373,625)	(6,993)	(17,622)	(24,330)	(32,024)

Other item
Foreign exchange loss	(536)	-	(47)		(47)
Write-off of accounts payable (Notes 5 and 10)	165,220
Write-off of accounts receivable	(149,624)	-	-

Net loss and comprehensive loss for the period	(2,358,565)	(6,993)	(17,669)	(24,330)	(32,071)

Deficit, accumulated during the development stage, beginning of period	-	(2,361,661)	(2,299,361)	(2,325,034)	(2,284,959)

Deficit, accumulated during the development stage, end of period	(2,358,565)	(2,368,654)	(2,317,030)	(2,368,654)	(2,317,030)

Basic and diluted loss per share		(0.001)	(0.001)	(0.001)	(0.001)

Weighted average number of common shares outstanding		43,754,043	40,965,175	43,754,043	40,965,175

The accompanying notes are an integral part of these financial statements.

(2)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 30 November 2009	For the three month period ended 30 November 2009	For the three month period ended 30 November 2008	For the six month period ended 30 November 2009	For the six month period ended 30 November 2008
	$	$	$	$	$
Cash flows from operating activities
Net loss for the period	(6,804,744)	(6,993)	(17,669)	(24,330)	(32,071)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,732	32	41	66	85
Contributions to capital by related parties (Notes 7, 8 and 10)	665,615	6,000	6,000	12,000	12,000
Research and development	216,230	-	-	-	-
Write-off of accounts payable (Notes 5 and 10)	149,624	-	-	-	-
Write-off of accounts receivable	(165,220)	-	-	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(151,015)	(40)	(333)	(604)	(742)
Increase in accounts payable	369,303	(3,411)	(1,633)	6,194	(1,633)
Increase (decrease) in due to related parties (Note 6)	164,867	4,400	21,935	(60,572)	30,526

	(5,516,607)	(12)	8,343	(67,245)	8,165

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-	-

	(255,467)	-	-	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	-	-	-	-
Issuance of common shares for cash	5,658,492	-	-	67,177	-
Share purchase warrants granted (net of refund) (Note 8)	66,934	-	(1,241)	-	(1,241)

	5,772,096	-	(1,241)	67,177	(1,241)

Increase (decrease) in cash and cash equivalents	22	(12)	7,102	(68)	6,924

Cash and cash equivalents (bank indebtedness), beginning of period	-	34	31	90	209

Cash and cash equivalents (bank indebtedness), end of period	22	22	7,133	22	7,133

Supplemental Disclosures with Respect to Cash Flows (Note 10)

The accompanying notes are an integral part of these financial statements.

(3)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 8)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 8)	-	-	-	1,241	-	-	1,241
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 7, 8 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 7, 8 and 10)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Share purchase warrants refunded (Note 8)	-	-	-	(1,241)	-	-	(1,241)
Contributed services by related party (Notes 7, 8 and 10)	-	-	47,947	-	-	-	47,947
Net loss for the year	-	-	-	-	-	(59,365)	(59,365)

Balance at 31 May 2009	40,965,175	5,591,315	724,232	66,934	(4,446,180)	(2,344,324)	(408,023)
Shares issued for debt	2,758,868	55,177	-	-	-	-	55,177
Shares issued from Special Warrant Private Placement	30,000	12,000	-	-	-	-	12,000
Contributed services by related party (Notes 7, 8 and 10)	-	-	6,000	-	-	-	6,000
Net loss for the year	-	-	-	-	-	(17.337)	(17,337)

Balance at 31 August 2009	43,754,043	5,658,493	730,232	66,934	(4,446,180)	(2,361,661)	(352,181)

Contributed services by related party (Notes 7, 8 and 10)	-	-	6,000	-	-	-	6,000
Net loss for the year	-	-	-	-	-	(6,993)	(6,993)

Balance at 30 November 2009	43,754,043	5,658,493	736,232	66,934	(4,446,180)	(2,368,654)	(353,174)

The accompanying notes are an integral part of these financial statements.

(4)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 30 November 2009	For the three month period 30 November 2009	For the three month period 30 November 2008	For the six month period 30 November 2009	For the six month period 30 November 2008
	$	$	$	$	$

Advertising and promotion	10,766	-	-	-	-
Amortization	38,732	32	41	66	85
Bank charges and interest	4,662	50	47	70	94
Consulting fees (Note 7)	21,514	-	-	-	-
Consulting fees to related parties	1,212,210	-	-	-	-
Filing and transfer agent fees	82,041	731	4,779	3,643	4,779
Investor relations	15,691	-	-	7,510	8,181
Legal and accounting fees	327,944	-	6,662	727	6,662
Management fees (Notes 7, 8 and 10)	63,000	4,500	4,500	9,000	9,000
Office and administration	39,168	-	-	64	-
Rent (Notes 7, 8 and 10)	115,087	1,500	1,500	3,000	3,000
Research and development	216,230	-	-	-	-
Salaries and benefits	195,747	-	-	-	-
Telephone	30,083	149	93	250	223
Travel and automobile	10,839	-	-	-	-

	2,383,714	6,993	17,622	24,330	32,024

The accompanying notes are an integral part of these financial statements.

(5)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 30 November 2009 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $24,330 for the six month period ended 30 November 2009 (30 November 2008 – loss of $32,071) and has working capital deficiency of $353,174 at 30 November 2009 (31 August 2007 – $416,677).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2010.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 15.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

 (6)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 30 November 2009, the Company’s net future income tax assets are fully offset by a valuation allowance.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

(7)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Financial Instrument Standards

Effective 1 June 2006, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).

Effective 1 June 2007, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

(8)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Capital Disclosures

Effective 1 June 2007, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.

Recent Accounting Pronouncements

Goodwill and Other Intangible Assets

The CICA issued CICA Handbook Section 3064, “Goodwill and Other Intangible Assets” which the Company has adopted, effective 1 July 2009.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

(9)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquire entity is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In June 2007, the CICA issued changes to Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

(10)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 May 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

IFRS Implementation Plan

We have commenced the development of an IFRS implementation plan to prepare for the transition, and are currently in the process of analyzing the key areas where changes to current accounting policies may be required.  While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

•

Property and equipment (measurement and valuation);

•

Stock-based compensation;

•

Accounting for income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of our IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to our transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2010

(11)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By May 31, 2010
Resolution of the accounting policy change implications on the accounting processes	By May 31, 2010
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

3.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to related parties.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.  The Company does not utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

4.

Property, Plant and Equipment

			Net book value
	Cost	Accumulated amortization	30 November 2009	30 November 2008
	$	$	$	$

Computer equipment	5,366	(5,182)	184	252
Equipment	2,548	(2,227)	321	394

	7,914	(7,377)	505	646

During the six month period ended 30 November 2009, total additions to property, plant and equipment were $Nil (30 November 2008 - $Nil).

(12)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

5.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

6.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 30 November 2009, the amounts due to related parties include $214,172 (30 November 2008 - $219,707) due to shareholders of the Company and/or officers-directors of the Company.

7.

Related Parties Transactions

During the six month period ended 30 November 2009, the Company paid or accrued consulting fees of $Nil  (30 November 2008 - $Nil) to the directors and officers of the Company.

During the six month period ended 30 November 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $9,000 (30 November 2008 - $9,000) and rent in the amount of $3,000 (30 November 2008 - $3,000) (Notes 8 and 10).

8.

Capital Stock

i.

Authorized

The total authorized capital is 50,000,000 common shares without par value.

ii.

Issued and outstanding

The total issued and outstanding capital stock is 43,754,043 common shares without par value.

iii.

Share subscriptions received in advance

As at 30 November 2009, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had issued 30,000 common shares of the corresponding 259,276 common shares at 30 November 2009 (Notes 8.v, 10 and 13).

iv.

Stock options

There are no stock options issued and outstanding as at 30 November 2009.

v.

Share purchase warrants

(13)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

The following share purchase warrants were outstanding at 30 November 2009:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	170,335	15 August 2010
Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010

		4,086,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006.

The 170,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 30 November 2009 excludes share purchase warrants which were exercised prior to 30 November 2009 but the corresponding common shares were not issued by the Company at 30 November 2009.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance.

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
$

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

(14)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

	Number of share purchase warrants	Weighted average exercise price

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2009	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 30 November 2009	4,086,832	0,56

During the six month period ended 30 November 2009, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil (30 November 2008, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil).

vi.

During the six month period ended 30 November 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $9,000 (30 November 2008 - $9,000) and rent in the amount of $3,000 (30 November 2008 - $3,000) (Notes 7 and 10).

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 30.58% (31 May 2009 – 30.58%, 31 May 2008 – 31.50%).

(15)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

	For the three month period ended 30 November 2009	For the year ended 31 May 2009	For the six month period ended 30 November 2008
	$	$	$

Net loss before income taxes	(24,330)	(49,276)	(32,071)

Income tax recovery at statutory rates	7,440	15,069	10,102
Adjustments to benefits resulting from:
Amortization	(20)	(49)	(27)
Contributed services by related parties	(3,670)	(7,339)	(3,780)
(Unrecognized) benefits of non-capital losses	(3,750)	(7,681)	(6,295)

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	As at 30 November 2009	As at 31 May 2009	As at 30 November 2008
	$	$	$

Future tax assets:
Non-capital loss carryforwards	342.970	342.970	351,702
Plant, property and equipment	1,128	1,128	733

	344,097	344,097	352,435

Less: valuation allowance	(344,097)	(344,097)	(352,435)

Actual income taxes	-	-	-

As at 30 November 2009, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,104,790.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

(16)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Year	Amount
$

2008	-
2009	138,480
2010	256,309
2014	249,879
2015	220,954
2016	212,540
2017	18,271
2018	-
2019	25,116

10.

Supplemental Disclosures with Respect to Cash Flows

	For the six month period ended 30 November 2009	For the year ended 31 May 2008	For the six month period ended 30 November 2008
	$	$	$

Cash paid during the year for interest	-	-	-
Cash paid during the year for income taxes	-	-	-

During the six month period ended 30 November 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $9,000 (30 November 2008 - $9,000) and rent in the amount of $3,000 (30 November 2008 - $3,000) (Notes 7 and 8).

11.

Commitments

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration, the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 8).

(17)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

On 14 July 2005, the Company issued 3,000 special warrants for total proceeds of $1,241 while a cease trade order was issued against the Company on 26 October 2004.  The Company is currently in the process of having these special warrants rescinded on the basis that these special warrants should not be granted.

12.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for the six month period ended 30 November 2009, year ended 31 May 2008 and six month period ended 30 November 2008.

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of SFAS No. 144 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would not have a material effect on these financial statements.

(18)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

iv.

Recent pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”. SFAS No. 162 had intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with USGAAP for nongovernmental entities. Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. SAS No. 69 has been criticized because it is directed to the auditor rather than the entity. SFAS No. 162 addressed these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, which is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

In October 2008, FASB issued FASB Staff Position (“FSP”) No. FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP No. FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The adoption of this standard for US GAAP purposes did not affect the Company’s financial statements.

EITF 07-05 – Whether an instrument or embedded feature is indexed to an entity’s own stock states that a company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements beginning on or after 15 December 2008. Early adoption is prohibited. The Company will adopt EITF 07-05 for US GAAP purposes on 1 June 2009 and does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its financial statements.

In May 2008, the FASB issued FASB Staff Position (“FSP”) Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”.  FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption.  Upon adoption of FSP 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate.  The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital.  The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method.  The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after 15 December 2008 and interim periods within those fiscal years.

(19)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows and results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”.  In determining the useful life of intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives.  FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after 15 December 2008.  Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”.  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after 15 December 2008. Earlier adoption is prohibited. The Company does not expect there to be any significant impact of adopting SFAS 160 on its financial position, cash flows or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations”.  SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after 15 December 2008. Accordingly, any business combinations completed by the Company prior to 1 June 2009 will be recorded and disclosed following existing GAAP. The Company does not expect there to be any significant impact of adopting SFAS 141 on its financial position, cash flows or results of operations.

(20)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

30 November 2009

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.  Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013.  The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

(21)